EXHIBIT 12


                               EDT LEARNING, INC.
                       RATIO OF EARNINGS TO FIXED CHANGES

     The following table sets forth the Company's earnings to fixed charges for the periods indicated:

                                                   YEAR ENDED MARCH 31,
                                                --------------------------
                                                2002       2001       2000
                                                ----       ----       ----
     Ratio of Earnings to Fixed Charges (a)      2.4        (b)        (c)

(a) For the purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of income before income taxes and extraordinary items. Fixed charges consist of interest on all indebtedness, amortization of debt discount and expense, and that portion of rental expense that we believe to be representation of interest.

(b) Due to the loss recorded in 2001, the ratio coverage was less than 1:1. The Company would have needed to generate additional earnings of $25 million to achieve a coverage of 1:1 in 2001.

(c) Due to the loss recorded in 2000, the ratio coverage was less than 1:1. The Company would have needed to generate additional earnings of $3.5 million to achieve a coverage of 1:1 in 2000.